SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of
Cinergy Corp. et al.
File No.  70-8933

(Public Utility Holding Company
Act of 1935)
                    CERTIFICATE
                         OF
                    NOTIFICATION
    With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy
Corp., a Delaware corporation ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy ("Cinergy Investments"), and Cinergy Services, Inc., a Delaware corporation and direct, wholly-owned service company subsidiary of Cinergy ("Cinergy Services") and (b) authorized by the Commission in its order dated February 7, 1997, Rel. No. 35-26662, Cinergy Services hereby provides the following information:

1. The following summary, covering the quarterly period ended June 30, 1998 ("Second Quarter 1998"), updates the business activities of Cinergy Solutions, Inc. ("Cinergy Solutions"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy Investments, as previously reported in this file:

    a.   Energy Management Services.   Cinergy Solutions discontinued the
marketing of its "On-Site Energy Manager" program, previously described in this file.

    b.   Asset Management Services.    Cinergy Solutions discontinued the
marketing of its large and small asset management services, previously described in this file under the rubrics "Customized Cinergy Solutions" ("CCS") and "Energy Project Services" ("EPS"). Rather, in the future, another Cinergy nonutility subsidiary, Cinergy Business Solutions, will market utility asset management services, including the full scope of services previously marketed by Cinergy Solutions under CCS and EPS, but with a greater attention to tailoring projects to address the customer's specific energy needs. Finally, in the Second Quarter 1998, Cinergy Solutions continued marketing transmission and distribution engineering, procurement and construction services to municipals, cooperatives, universities and certain governmental entities (collectively, "T&D Services"). Specific T&D Services include construction of transmission and distribution lines, procurement of materials, construction of substations, complete turnkey projects, and project management.

    c. Consulting Services. Nothing to report, except to the extent included within the other activities described herein.

    d. QF Project Development and Ownership. See Cinergy's Quarterly Reports on Form U-9C-3 for information concerning the joint venture with Trigen Energy Corporation.

    e. Consumer Services. In partnership with an outside provider, Cinergy Solutions continued offering to residential customers on a pilot basis a service contract program (called "Appliance Protection Plus") covering parts and labor for mechanical breakdowns of existing appliances and HVAC systems.

    f. Customer Financing. In tandem with a bank, Cinergy Solutions continued marketing "Quick Credit," a financial services program providing residential, commercial, and institutional customers with financing for retrofit or replacement of their HVAC systems and other types of energy-related projects.

    g. Third-Party Alliances. See Cinergy's Quarterly Reports on Form U-9C-3 for information concerning the joint venture with Trigen Energy Corporation.

2. During the Second Quarter 1998, Cinergy Services provided accounting, executive, legal, information systems, marketing and customer relations, and engineering and construction services to Cinergy Solutions for a total cost of approximately $1,633,000. During that same period, The Cincinnati Gas & Electric Company and PSI Energy, Inc. provided engineering and construction and project management services to Cinergy Solutions totaling approximately $22,000 and $113,000, respectively.

3.  During the Second Quarter 1998, neither Cinergy nor Cinergy
Investments guaranteed any financial obligations of Cinergy Solutions. During the Second Quarter 1998, Cinergy Investments made net open-account advances to Cinergy Solutions totaling $3,947,481.40 at annual interest rates ranging from 5.96% to 5.99%.

4. During the Second Quarter 1998, Cinergy Solutions did not enter into any long-term contract by which Cinergy Solutions performs long-term operations, load control or network control of any electric generation, transmission or distribution facility.

5. Unaudited financial statements for Cinergy Solutions dated June 30, 1998 are being concurrently filed under a request for confidential treatment pursuant to rule 104 under the Act.

                            S I G N A T U R E

    Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1998
    CINERGY SERVICES, INC.
    By:  /s/ William L. Sheafer
    Vice President and Treasurer